Exhibit 4.12

AMENDMENT TO SETTLEMENT AGREEMENT

DATED FEBRUARY 6, 2004

WHEREAS, as of February 6, 2004, the Plaintiff Class Representatives (on behalf of the Plaintiff Class) in Feldheim, et al. v. Sims, et al., Circuit Court of Cook County Case No. 00 CH 11791 (“the Minority Member Lawsuit”) and the Board of Trade of the City of Chicago, Inc., including its parents, subsidiaries, predecessors, successors, assigns and any other corporate entity that is created by the CBOT to effectuate any Restructuring (“CBOT”) (collectively, “the Parties”) entered into a Settlement Agreement (Ex. A, hereto); and,

WHEREAS in order to effectuate the essential purposes of the Settlement Agreement: (i) the Plaintiff Class Representatives wish to file an Amended Complaint naming the CBOT as a party defendant in the Minority Member Lawsuit; (ii) the CBOT wishes to consent to its being named as a party defendant in the Minority Member Lawsuit; and (iii) certain portions of the Settlement Agreement require amendment or addition with regard to the CBOT’s being named as a party defendant in the Minority Member Lawsuit,

IT IS HEREBY AGREED, that for good and valuable consideration, the receipt of which is hereby acknowledged, the following Sections (which are numbered to follow the numbered Sections of the Settlement Agreement) are hereby added to the Settlement Agreement:

15.	Plaintiffs’ Filing Of An Amended Complaint Against The CBOT And Immediate Settlement

The Plaintiff Class Representatives will file a Fourth Amended Complaint in the Minority Member Lawsuit in the form attached hereto as Ex. B (hereafter, the “Amended Complaint”). The CBOT agrees, on behalf of itself and its directors. officers and agents, that with respect to Count II of the Amended Complaint that

(i)	the class action requirements under Illinois Code of Civil Procedure § 2-801 have all been satisfied for certifying a Plaintiff Class identical to the Plaintiff Class previously certified in the Minority Member Lawsuit;

(ii)	the CBOT will not raise any defenses or counterclaims to the Amended Complaint including, but not limited to, fee-shifting and application of the business judgment rule, nor will the CBOT in any forum seek to enforce CBOT Rule 187 against the Plaintiff Class Representatives in relation to the filing, dismissal. compromise, or litigation of Count II of the Amended Complaint, and that instead, upon the filing of the Amended Complaint, the Parties shall immediately seek preliminary and final approval of a classwide settlement of the claims set forth in the Amended Complaint consistent with the terms of this Settlement Agreement.

16.	Effect of Non-Approval or Modification of Settlement Agreement.

In order to further implement the provisions of Section 2 of this Settlement Agreement, in the event that a Final Judgment Order does not come into effect (and if the Final Judgment Order is not modified pursuant to the terms of Section 2 of this Settlement Agreement), then, without limitation on other actions necessary to effectuate the Parties’ intention that they be returned to their original positions as of the date of the Settlement Agreement:

(i) the Plaintiff Class Representatives will voluntarily dismiss their claims in Count II of the Fourth Amended Complaint against the CBOT without prejudice and without costs and with each Party to bear its own attorneys’ fees;

(ii) the CBOT will consent to said dismissal on such terms;

(iii) the CBOT will pay for costs, if any, ordered by a court to be paid to effectuate the dismissal of Count II of the Fourth Amended Complaint pursuant to 735 ILCS 5/2-1009(a) or 2-806.

In addition, the words “or its having been named as a party defendant” are added to

Section 2 of this Settlement Agreement as indicated below:

To effectuate the parties’ intention that the parties shall be returned to their original positions as of the date of the Settlement Agreement in the event this Settlement Agreement shall become null and void, the CBOT agrees that it will not, solely as a result of its having intervened or attempted to intervene or its having been named as a party defendant in the Minority Member Lawsuit and its subsequently having been dismissed from that lawsuit due to this Settlement Agreement becoming null and void, raise the single refiling rule or any other procedural defense to prevent the Plaintiff Class nom filing future claims or lawsuits against the CBOT that relate to the subject matter of the Minority Member Lawsuit, provided, however, that in such circumstances, the CBOT will retain every defense to any subsequent Minority Member lawsuit that it had on the day before entry into the Settlement Agreement and the Minority Members likewise will retain all rights that they had on the day before entry into the Settlement Agreement.

17.	Modification To Proposed Form Of Class Notice

Exhibit “C” to the Settlement Agreement, the proposed form of class Notice, is replaced by Exhibit “C” to this Amendment to the Settlement Agreement.

18.	Modification To Proposed Form Of “Final Judgment Order”

Exhibit “A” to the Settlement Agreement, the proposed “Final Judgment Order” is replaced by Exhibit “D” to this Amendment to the Settlement Agreement.

19.	Amended Scope Of Releases.

Notwithstanding anything to the contrary contained in the Settlement Agreement, the date of the Settlement Agreement for purposes of the releases described in Section 9 shall be the date of this Amendment to Settlement Agreement.

20.	Confirmation.

Except as expressly modified herein, the terms and conditions of the Settlement Agreement dated February 6, 2004 remain in full force and effect and are hereby expressly reconfirmed by the parties hereto.

21.	Authority.

The persons signing this Amendment to Settlement Agreement represent that they have full authority to sign this Amendment to Settlement Agreement on behalf of the parties for whom they are signing.

SO AGREED, this 20th day of April, 2004.

PLAINTIFF CLASS REPRESENTATIVES /S/ TIMOTHY FELDHEIM TIMOTHY FELDHEIM	CBOT /S/ BERNARD W. DAN BERNARD W. DAN PRESIDENT & CHIEF EXECUTIVE OFFICER

/S/ VIRGINIA MCGATHEY VIRGINIA McGATHEY /S/ RICK OLSWANGER RICK OLSWANGER /S/ JOHN ZAWASKI JOHN ZAWASKI /S/ DAVID BARTELSTEIN DAVID BARTELSTEIN	/S/ CHARLES P. CAREY CHARLES P. CAREY CHAIRMAN OF THE BOARD